Exhibit 19.01

Policy Title: UNDER ARMOUR INSIDER TRADING POLICY

Policy Effective Date: November 23, 2005
Policy Owner: Mehri Shadman, Chief Legal Officer & Corporate Secretary	Date Last Revised: November 18, 2024

Applicability
Except where otherwise explicitly stated, this insider trading policy applies to all employees, officers and members of the Board of Directors, as well as to their spouses, minor children, relatives and other persons who live with them, and any trusts, estates, or other entities over which they exercise control or in which they have any beneficial interest.

General Prohibition Against Insider Trading and Disclosure of Nonpublic Information
During the course of your work at Under Armour, you may become aware of important information – or what the law calls “material” information – about Under Armour or other companies that is not then available to the public. It is illegal and contrary to Company policy for you to buy or sell stock or other securities of any company (including Under Armour) while you are in possession of such material nonpublic information concerning the relevant company or its securities. Whenever you possess such material nonpublic information, it is also illegal and contrary to Company policy for you to disclose such information to anyone else who might buy or sell securities of the relevant company (including family, friends, or business acquaintances), or to suggest to anyone else that they buy or sell securities of the relevant company. This prohibition applies whether or not you receive any benefit from the use of such information by the other person or entity. Any of the foregoing conduct can result in severe disciplinary action up to and including termination of your employment and subject you to civil liability and criminal prosecution.
For purposes of this policy, “material” information includes any information that a reasonable investor would consider important in deciding whether to buy, sell or hold the securities involved, or any information that would, if disclosed to the public, likely affect the market price of the securities. You should resolve any doubts in favor of assuming that nonpublic information is material. Some categories of information typically deemed “material” include the following, although this list is not exclusive:
•Information about revenues, earnings, liquidity, and other measures of financial position or performance
•Changes in financial performance or future financial outlook and/or performance against externally communicated guidance, internal business forecasts or analysts’ consensus
•Significant changes in the Company’s debt ratings
UNDER ARMOUR
Insider Trading Policy | page 2

•Significant transactions such as mergers, acquisitions, and divestitures
•Changes, additions or departures of key executives or members of the Board of Directors
•Development of significant new products, discontinuation of significant existing products or developments regarding key Under Armour brand ambassadors
•Significant disruptions to the Company’s systems or operations, including a significant cybersecurity incident
•Acquisitions or losses of significant customers or significant orders
•Anticipated stock splits, Company share repurchases, securities offerings, or changes in dividend policy or amounts
•Significant litigation developments or decisions by government agencies
Information is generally considered nonpublic unless it has been publicly disseminated through a press release, SEC filing, or other means of wide public distribution. If you have any doubt about whether information you possess is available to the public, you should confirm its public nature by reviewing the Company’s press releases, SEC filings, and web site before engaging in any securities transactions. As a general guideline, if you possess material nonpublic information about a company or its securities, you should wait until at least one full trading day after the information has been publicly disseminated before effecting any securities transactions.

Additional Restrictions for All Personnel - “Trading Blackout Periods”
In addition to the foregoing prohibition against buying or selling securities at any time when you possess material nonpublic information, the Company has adopted certain “Trading Blackout Periods” during which you are prohibited from buying, selling or gifting Under Armour securities even if you do not possess such information (except to the extent such transactions are made pursuant to a written, pre-arranged plan, contract or instruction adopted in conformity with SEC Rule 10b5-1 (hereinafter a “10b5-1 Plan”), as further discussed below). These Trading Blackout Periods are imposed to avoid even the potential appearance that any of us might take advantage of quarterly or annual financial information that has not yet been disclosed to the public. The four quarterly Trading Blackout Periods begin, respectively, on January 1, April 1, July 1, and October 1 of each year, and end, respectively, at the close of trading on the second full trading day after issuance of our quarterly earnings release for the corresponding concluded fiscal quarter. For example, if we issue our earnings release on a Tuesday before the opening of the market that day, the Trading Blackout Period would end at the close of trading on Wednesday. If January 1, April 1, July 1, or October 1 falls on a weekend or market holiday in any particular year, the relevant
UNDER ARMOUR
Insider Trading Policy | page 3

Trading Blackout Period will begin at the close of business on the last trading day preceding the weekend or holiday.

Extended Trading Blackout Periods for Designated Insiders
The Company has designated certain personnel having regular access to nonpublic financial information – including members of the Board of Directors, section 16 officers and certain financial and other senior personnel – as Designated Insiders. If you are in this category of Designated Insiders, you will be notified separately. The quarterly Trading Blackout Periods for Designated Insiders begin, respectively, on December 15, March 15, June 15, and September 15 of each year, and end at the same time as the Trading Blackout Periods described above for all personnel.

Special Trading Blackout Periods
On occasion, a nonpublic development or transaction may require the Company to impose, without prior notice, a Special Trading Blackout Period applicable to some or all personnel. If you are subject to such a Special Trading Blackout Period, you will be notified when the Special Trading Blackout Period begins and ends and you may not buy, sell or gift any Under Armour securities during the period. The imposition of such a Special Trading Blackout Period may itself be deemed material nonpublic information, so you should not disclose its existence to anyone else.

Limited Exceptions to the Foregoing
The foregoing prohibitions, restrictions, and Trading Blackout Periods do not apply to the following:
•The acceptance or receipt of stock options, shares of restricted stock, or similar grants of securities under one of the Company’s benefit plans.
•Exercises of employee stock options, so long as the stock is not sold during a Trading Blackout Period or at a time when you possess material nonpublic information about Under Armour or its securities.
•Regular periodic contributions to an employee benefit plan (e.g., a 401(k) plan or employee stock purchase plan) that result in the purchase of Under Armour securities. However, if you possess material nonpublic information concerning Under Armour or its securities, or if you are in a Trading Blackout Period, you are prohibited from reallocating your existing assets in the plan.
•Transactions lawfully made pursuant to a 10b5-1 Plan. If you choose to adopt a 10b5-1 Plan, however, you may do so only at a time when you are both outside of a Trading
UNDER ARMOUR
Insider Trading Policy | page 4

Blackout Period and not in possession of material nonpublic information about Under Armour or its securities. Moreover, Company policy requires that all such plans be memorialized in writing with a copy provided to the Corporate Secretary. For further information about 10b5-1 Plans, please see “10b5-1 Plans” below. You are also urged to consult with your own financial or legal advisor regarding the suitability and legal requirements of such plans.

Financial Hardship
Financial hardship does not excuse a failure to comply with any of the foregoing prohibitions, restrictions, and policies. However, upon written request made at least 48 hours prior to a proposed security transaction, the Corporate Secretary in her or his sole discretion may grant, on a case-by-case basis, limited exceptions allowing specific transactions to occur within a Trading Blackout Period. Such a request must state a compelling case of financial hardship and certify that the requesting person does not possess material nonpublic information about Under Armour or its securities.

Prohibition Against Short Sales and Transactions in Put, Calls, and Other Derivative Securities
Under Armour considers it inappropriate for persons subject to this policy to engage in certain speculative transactions in Under Armour securities or in certain other transactions that may lead to inadvertent violations of insider trading laws or create a conflict of interest for an insider. Accordingly, any person affected by this policy is strictly prohibited from effecting short sales of Under Armour securities. A short sale is one involving securities the seller does not own at the time of the sale or, if owned by the seller, securities that will be delivered on a delayed basis beyond the customary settlement date. You are also strictly prohibited from engaging in hedging transactions and purchasing or selling derivative securities, such as puts and calls, relating to Under Armour stock.

10b5-1Plans
Rule 10b5-1 provides a defense from insider trading liability. In order to be eligible to rely on this defense, a person must enter into a 10b5-1 Plan that meets the conditions specified in Rule 10b5-1. Rule 10b5-1 only provides an “affirmative defense” if there is an insider trading lawsuit. It does not prevent anyone from bringing a lawsuit, nor does it prevent the media from reporting on any transactions executed pursuant to a plan.
UNDER ARMOUR
Insider Trading Policy | page 5

Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The plan must include a cooling-off period before trading can commence that, for members of the Board of Directors or section 16 officers, ends on the later of 90 days after the adoption of the 10b5-1 Plan or two business days following the disclosure of the Company’s financial results in an SEC periodic report for the fiscal quarter in which the plan was adopted (but in any event, the required cooling-off period is subject to a maximum of 120 days after adoption of the plan), and for persons other than members of the Board of Directors or section 16 officers, 30 days following the adoption or modification of a 10b5-1 Plan. A person may not enter into overlapping 10b5-1 Plans (subject to certain exceptions) and may only enter into one single-trade 10b5-1 Plan during any 12-month period (subject to certain exceptions). Members of the Board of Directors and section 16 officers must include a representation in their 10b5-1 Plan certifying that: (i) they are not aware of any material nonpublic information; and (ii) they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions in Rule 10b-5. All persons entering into a 10b5-1 Plan must act in good faith with respect to that plan.
Note that Under Armour will be required to make certain quarterly disclosures, in accordance with Rule 10b5-1, regarding any adoption, modification or termination of a 10b5-1 Plan by a member of the Board of Directors or section 16 officer and disclose certain material terms of each 10b5-1 Plan, including the name and title of the person entering into a 10b5-1 Plan and the total amount of securities to be purchased or sold under the 10b5-1 Plan.

Special Pre-Clearance and Reporting Requirements for “Section 16 Officers”
Under the securities laws and Company policy, additional requirements and restrictions apply to securities transactions by members of the Board of Directors, persons and groups that beneficially own more than 10% of any class of Under Armour equity securities, and section 16 officers. If you are a section 16 officer, you will be contacted separately with further information. Section 16 officers must, in addition to complying with the policies set forth above, seek and obtain approval from the Corporate Secretary before effecting any transactions in Under Armour securities, promptly report all such transactions to the Corporate Secretary, and otherwise comply with the requirements of Section 16 of the Securities Exchange Act of 1934 and the SEC rules, including the requirement that such transactions be disclosed in filings with the SEC within the time periods prescribed by applicable law. Transactions in strict accordance with a lawfully adopted 10b5-1 Plan need not be individually pre-approved by the Corporate Secretary if a copy of the 10b5-1 Plan has previously been provided to the Corporate Secretary, but they must be promptly reported in writing
UNDER ARMOUR
Insider Trading Policy | page 6

to the Corporate Secretary and publicly disclosed to the extent required in the rules set by Section 16 of the Securities Exchange Act of 1934.

Applicability of this Insider Trading Policy to Former Employees
Subject to any additional terms, conditions or restrictions that may be set forth in an agreement between you and Under Armour, the provisions of this insider trading policy related to trading blackout periods will continue to apply to you until the expiration of any trading blackout period pending at the time you separate from Under Armour. In addition, even after your departure from the Company, you are reminded that securities laws prohibit you from trading in Under Armour securities if you are in possession of material non-public information when your service terminates until that information has become public or is no longer material.

Personal Responsibility for Compliance
Compliance with this insider trading policy is not an assurance that an insider trading violation will not be found to have occurred. This insider trading policy is only designed to reduce the risk that such violation will be found to have occurred. You should remember that the ultimate responsibility for adhering to this insider trading policy and avoiding improper trading rests exclusively with you. With respect to Designated Insiders, preclearance of trades and, if applicable, of 10b5-1 Plans does not reduce the obligations imposed on such Designated Insider by applicable laws. Any action on the part of Under Armour or the Corporate Secretary or her or his designee does not in any way constitute legal advice or insulate an Designated Insider from liability under applicable securities laws. You must notify the Corporate Secretary if they become aware of a breach of this insider trading policy.

UNDER ARMOUR
Insider Trading Policy | page 7